EXHIBIT 99.77

Mercator Secures Commitments For US$130 million of Senior
Secured Credit Facilities

Vancouver, British Columbia March 31, 2010 - Mercator Minerals Ltd. (the "Company") (TSX - ML) is pleased to announce its wholly-owned subsidiary Mineral Park Inc. has mandated Société Générale and WestLB AG to act as Joint Bookrunners and has received and accepted commitments from Lead Arrangers Société Générale (Documentation and Administrative Agent), WestLB AG (Technical Agent), Credit Suisse  and Barclays Capital (collectively, the “Lenders”) for credit facilities aggregating US$130 million (the “Credit Facilities”) the proceeds of which, when closed,  will be used to redeem the Company’s outstanding 11.5% senior secured notes.

The Credit Facilities are comprised of a US$100 million term loan with a one year grace and a five year amortization and a US$30 million revolving credit facility repayable on the fourth anniversary, subject to an annual extension option at the Lenders’ discretion.

The Credit Facilities are subject to completion of loan and security documentation and customary conditions precedent to closing and will be secured by the assets of Mineral Park Inc. and a guarantee provided by the Company’s wholly owned subsidiary Mercator Mineral Park Holdings Ltd.  Closing is anticipated to occur within the next several weeks.

The commitment to fully underwrite the Credit Facilities follows an extensive due diligence review by the Lenders’ Independent Engineers, SRK Consulting (U.S.) Inc.

“We are extremely pleased to have the support of these internationally renowned mining banks in refinancing our debt on terms that recognize the operating status and reserve life of the Mineral Park mine.”, said Michael Surratt, President & CEO of Mercator Minerals Ltd.

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America to production in less than 2 years.  Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the use of proceeds, the completion of the transaction, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2008 on the SEDAR website at www.sedar.com.